Filed by Essential Utilities, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Essential Utilities, Inc.

Commission File No.: 001-06659

Date: October 27, 2025

The following materials were distributed to senior leaders of Essential Utilities, Inc. in connection with the merger between American Water Works Company, Inc. and Essential Utilities, Inc. on October 27, 2025.

All People Leader Toolkit

American Water & Essential Utilities Merger

This toolkit is not for distribution. It is intended to help you plan for conversations with your teams and external stakeholders regarding our combination with American Water.

October 2025

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COMMUNICATIONS TOOLKIT PURPOSE

Today, we announced that we have agreed to merge with American Water. Together, we will be a leading regulated U.S. water and wastewater utility.

As a people leader at Essential Utilities, you play an important role in supporting your teams and communicating about the benefits of the transaction and the exciting future it creates. We recognize that your team members will likely have questions and there may be some uncertainty that we hope to alleviate. We also know that your teams - including you - are experiencing a range of emotions with this news. We’re committed to supporting you through this change and to sharing as much information as possible as soon as we’re able.

Please note that information including the FAQ is posted on The Pipeline for all employees to access.

It is important that you do not modify these materials or create any new materials as doing so may trigger the need for notification to or filing requirements with the U.S. Securities and Exchange Commission. This is also true for social media posts. It is OK to link to company posts, but do not create new content such as with comments on links or shares.

To the extent you need other materials or have questions about those provided, please contact communications@essential.co.

What’s Included
Asset	Additional Information
Press Release	1. The release that was issued this morning.
All-Employee Letter	1. This is the letter that Chris shared immediately after the press release was issued.
Infographic	1. This reviews information about the merger and benefits for stakeholders. You can share this with your teams.
Employee Talking Points & FAQ	1. These should be used when talking with employees. 2. Do not add any additional information other than what’s included. If employees have questions, please email them to communications@essential.co.
Union Talking Points & FAQ	1. These should be used when talking with union leaders and union employees.
Key Stakeholder Talking Points	1. These should be used for customers, supplier/partners/contractors, regulators/elected officials and community leaders.
Key Stakeholder FAQ	1. These FAQs are broken out by key stakeholder audience.
Joint Supplier/Business Partner/Contractor Letter	1. This is the letter that you can share with suppliers/business partners/contractors.

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COMMUNICATIONS GUIDELINES

As you familiarize yourself with these materials, please keep in mind:

  Be responsive and supportive. It is natural for employees to have questions and share concerns about this announcement, and they will be looking for reassurance and empathy during the initial weeks following the announcement. In the days ahead, please make yourself available to discuss and answer any questions to the extent you are able.

  Remain optimistic, confident and forward looking. Remember that the way you speak about this transaction will impact how others respond. This is good news for Essential, and it is important that you stay positive and forward-looking. Please encourage others to do the same.

  Encourage “business as usual.” Our priorities remain the same. Our announcement is just the first step toward bringing the companies together. The transaction is expected to close by the end of the first quarter of 2027, subject to customary closing conditions and approvals. Until then, Essential and American Water remain two separate and independent companies and will operate as usual. Roles and responsibilities will remain the same. Encourage employees to stay focused on what we do best – delivering safe, reliable and affordable utility services.

  Raise questions, comments or concerns that you hear from employees. Bringing feedback forward helps in two ways. First, we can help you to navigate the feedback. Second, this is likely feedback others are receiving. We will continue to meet and communicate with each other frequently, and we can share what we’re hearing and problem solve as a team.

  Take time to allow yourself to process. It is important for you to take a moment for yourself and have time to process your feelings and emotions. You may have some of the same questions as other employees.

  Don’t be afraid to say, “I don’t know, but I will find out”. We will not have all the answers on day one, and while that can create uncertainty, we don’t want you to commit or make promises to employees. Bring those questions back to a senior member of your HR team. We will work with you on specific matters and to obtain more information where possible.

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PRESS RELEASE

[INSERT TEXT]

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ALL EMPLOYEE LETTER

[INSERT TEXT]

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INFOGRAPHIC

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EMPLOYEE TALKING POINTS

[INSERT TEXT]

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EMPLOYEE FAQ

[INSERT TEXT]

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UNION LEADER TALKING POINTS

Below are talking points to support your conversations with Union Leaders These are intended to be verbally communicated.

What We Will Announce / What We Announced

  We announced that American Water and Essential Utilities have entered into an agreement to combine.

  This is an exciting milestone for our companies.

  American Water and Essential have a shared mission of providing safe, clean, reliable and affordable water and wastewater services.

  As a leading regulated U.S. water and wastewater utility, together we will serve approximately 4.7 million connections across 17 states and on 18 military installations.

What this Means for Employees / Union-Specific Updates

  Our combined company will offer benefits for all our stakeholders, including the ability to provide greater long-term career opportunities for our employees.

  We expect the combination to strengthen our status as an employer of choice in our industry as we combine deep talent and expertise.

  The combined company will have a strong customer value proposition, expanded resources and a focus on solving today’s water and wastewater challenges, resulting in a greater ability to attract, develop and retain employees.

  Both companies believe that fostering trusted relationships with our union leaders and members is important. This merger does not change that.

  Importantly, all union contracts will continue to be honored in accordance with their current terms.

  Additionally, American Water plans to conduct a review of strategic alternatives for its non-water and non-wastewater businesses upon the closing of the transaction.

  There are still many months until this strategic review would begin, and there are no assurances that any transaction or other strategic outcomes would result from the review.

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Operating as Usual / Next Steps

  Today’s announcement is just the first step toward bringing our companies together.

  The combination is expected to be completed by the end of the first quarter of 2027, subject to customary closing conditions and receiving all necessary regulatory and other approvals.

  Until the closing, American Water and Essential will remain separate, independent companies.

  We are operating as usual and do not anticipate any changes to how we interact with you. Roles, responsibilities and priorities remain the same.

  Most importantly, we must stay focused on what we do best – providing safe, clean, reliable and affordable services for our customers.

Conclusion

  We value our relationship with you and appreciate your support as we take this important step.

  If you have any questions as we move through this process, please do not hesitate to contact me.

UNION FAQ

1.	What was announced?
  We announced that American Water and Essential Utilities have entered into an agreement to combine in an all-stock, tax-free merger.
  The combined company will serve 4.7 million water and wastewater connections across 17 states and on 18 military installations.
  The combined company’s expanded set of resources will strengthen its ability to solve water and wastewater challenges and bring customer-centric capabilities to existing and new customers and communities.
  Its enhanced scale will support continued investment in critical infrastructure, enabling the combined company to continue providing superior customer service at affordable rates.
  The transaction is expected to close by the end of the first quarter of 2027, subject to customary closing conditions and approvals.
  The combination will offer benefits for all our stakeholders, including our customers, employees, shareholders and the communities we serve.
  We look forward to bringing our two highly complementary companies together and to leveraging nearly 300 years of collective experience to provide safe, clean, reliable and affordable services to our customers.

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2.	Why are American Water and Essential Utilities merging?
  For nearly 140 years, both American Water and Essential have provided life’s most critical need with a focus on safety, trust, environmental leadership, innovation, affordability, teamwork and high performance.
  This combination is the next milestone in our journey.
  As a leading regulated U.S. water and wastewater utility, together we will have an enhanced ability to deliver safe, clean, reliable and affordable water and wastewater services to existing and future customers.
  We will be positioned to help solve water and wastewater challenges, and continue to safely and reliably support customers and communities, creating opportunities for employees and delivering value for shareholders.
  There will be no change in customer rates as a result of the merger, and American Water and Essential Utilities will be better able to maintain an average customer water bill that is affordable, supporting the economic prosperity of the more than 2,000 communities in which the combined company will operate.

3.	What does this transaction mean for collective bargaining agreements? Will existing collective bargaining agreements continue to be honored post-merger?
  Both companies value their union partnerships, and all union contracts will continue to be honored in accordance with their current terms after the transaction closes.

4.	When is the transaction expected to close?
  We expect the transaction to close by the end of the first quarter of 2027, subject to customary closing conditions, including, among others, approval from each company’s shareholders, clearance under the Hart-Scott-Rodino Act, and regulatory approvals, including approval from the applicable public utility commissions.
  Until then, American Water and Essential Utilities will continue to operate as separate, independent companies and conduct business as usual.

5.	Where can I learn more about the merger?
  For more information about the merger, please visit AmericanWaterEssentialUtilitiesMerger.com.

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KEY STAKEHOLDER TALKING POINTS

Customer Talking Points

Below are talking points to support your conversations with customers. These are intended to be verbally communicated.

What Was Announced

•	We have announced an agreement to merge with American Water.

•	Since becoming Essential Utilities five years ago, we have strived to do something bold – create one of the strongest, most innovative and customer-focused utility companies in the U.S.

•	This transaction allows us to achieve our vision. Together with American Water, we will be a leading regulated water and wastewater utility in the United States.

•	With our expanded footprint and enhanced capabilities, we will be positioned to help solve water and wastewater challenges.

•	We will continue to safely and reliably support customers and communities, creating opportunities for employees and delivering value for shareholders.

What this Means for Customers

•	There will be no change in customer rates as a result of the merger. As a combined company, we will be better able to maintain an average customer water bill that is affordable, supporting the economic prosperity of the more than 2,000 communities in which we will operate.

•	Together, the combined company will leverage proven strategies from both companies and have an expanded set of resources to be better positioned to serve you.

•	We will continue to invest in critical infrastructure and innovation.

•	We will remain an active member of the communities in which we operate, with a dedicated local workforce providing you with superior customer service.

•	Customers can continue to use all existing customer service channels to receive assistance.

Operating as Usual / Path to Close

•	There are many months before the merger is complete, which is expected to occur by the end of the first quarter of 2027, subject to customary closing conditions and approvals.

•	Until then, Essential and American Water will remain two separate and independent companies and will operate as usual.

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Conclusion

•	We expect this combination to be seamless for our customers.

•	We value our relationship and thank you for your business.

•	If you have any questions, please do not hesitate to contact me.

Supplier / Business Partner Talking Points

Below are talking points to support your conversations with suppliers / business partners. These are intended to be verbally communicated.

What Was Announced

•	We have announced an agreement to merge with American Water.

•	Since becoming Essential Utilities five years ago, we have strived to do something bold – create one of the strongest, most innovative and customer-focused utility companies in the U.S.

•	This transaction allows us to achieve our vision. Together with American Water, we will be a leading regulated water and wastewater utility in the United States.

•	With our expanded footprint and enhanced capabilities, we will be positioned to help solve water and wastewater challenges.

•	We will continue to safely and reliably support customers and communities, creating opportunities for employees and delivering value for shareholders.

What this Means for Suppliers / Business Partners

•	This merger will drive growth, and as the combined company grows, we expect additional opportunities to work with partners over time as well.

Operating as Usual / Path to Close

•	There are many months before the merger is complete, which is expected to occur by the end of the first quarter of 2027, subject to customary closing conditions and approvals.

•	Until then, Essential and American Water will remain two separate and independent companies and will operate as usual.

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Conclusion

•	We greatly value our partnership with you.

•	Thank you for your continued support of our company as we move forward with American Water.

Regulator / Elected Official / Community Leader Talking Points

Below are talking points to support your conversations with regulators / elected officials / community leaders. These are intended to be verbally communicated.

What Was Announced

•	We have announced an agreement to merge with American Water.

•	Since becoming Essential Utilities five years ago, we have strived to do something bold – create one of the strongest, most innovative and customer-focused utility companies in the U.S.

•	This transaction allows us to achieve our vision. Together with American Water, we will be a leading regulated water and wastewater utility in the United States.

•	With our expanded footprint and enhanced capabilities, we will be positioned to help solve water and wastewater challenges.

•	We will continue to safely and reliably support customers and communities, creating opportunities for employees and delivering value for shareholders.

What this Means for Regulators / Elected Officials / Community Leaders

•	American Water and Essential have a shared mission of providing safe, clean, reliable and affordable water and wastewater services.

•	Together, we will continue to work closely with the EPA and federal, state and local officials to deliver the quality of water our customers have come to expect from us, while also adhering to safety and sustainability best practices.

•	We will remain an active member of the communities we serve, with a dedicated workforce providing superior customer service.

•	Importantly, there will be no change in customer rates as a result of the merger. We will be better able to maintain an average customer water bill that is affordable, so we can continue to support the economic prosperity the more than 2,000 communities in which we will operate.

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•	Together, we will invest in infrastructure renewal, resiliency, water quality, technology and growth projects.

•	John Griffith will serve as President and Chief Executive Officer of the combined company, and Chris Franklin will serve as Executive Vice Chair of the board of directors of the combined company.

•	The combined company’s 15-member board of directors will include the 10 directors serving on American Water’s board of directors prior to the closing of the transaction, including John, and five directors designated by Essential, including Chris.

•	The combined company will be headquartered in Camden, New Jersey, and our Bryn Mawr and Pittsburgh offices will each continue to maintain a strong operational presence long term.

•	We and the team from American Water look forward to strengthening our relationship and partnerships with you in the future.

•	Rate reviews and any open dockets will continue as planned.

•	At this time, we do not anticipate any significant changes in workforce or any major changes to how either company currently operates following the completion of the merger.

Operating as Usual / Path to Close

•	There are many months before the merger is complete, which is expected to occur by the end of the first quarter of 2027, subject to customary closing conditions and approvals.

•	Until then, Essential and American Water will remain two separate and independent companies and will operate as usual.

Conclusion

•	We are confident that our closely aligned cultures and skilled workforces will enable us to successfully bring the companies together.

•	Regulators: We look forward to keeping you and your staff informed as we progress toward the closing of the merger and bringing Essential and American Water together.

•	Elected Officials / Community Leaders: We value our relationship with you and look forward to building on it as we move forward with American Water.

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KEY STAKEHOLDER FAQs

All Audiences

1.	What was announced?
  We announced that American Water and Essential Utilities have entered into an agreement to combine in an all-stock, tax-free merger.
  The combined company will serve 4.7 million water and wastewater connections across 17 states and on 18 military installations.
  The combined company’s expanded set of resources will strengthen its ability to solve water and wastewater challenges and bring customer-centric capabilities to existing and new customers and communities.
  Its enhanced scale will support continued investment in critical infrastructure, enabling the combined company to continue providing superior customer service at affordable rates.
  The transaction is expected to close by the end of the first quarter of 2027, subject to customary closing conditions and approvals.
  The combination will offer benefits for all our stakeholders, including our customers, employees, shareholders and the communities we serve.
  We look forward to bringing our two highly complementary companies together and to leveraging nearly 300 years of collective experience to provide safe, clean, reliable and affordable services to our customers.

2.	Why are American Water and Essential Utilities merging?
  For nearly 140 years, both American Water and Essential have provided life’s most critical need with a focus on safety, trust, environmental leadership, innovation, affordability, teamwork and high performance.
  This combination is the next milestone in our journey.
  As a leading regulated U.S. water and wastewater utility, together we will have an enhanced ability to deliver safe, clean, reliable and affordable water and wastewater services to existing and future customers.
  We will be positioned to help solve water and wastewater challenges, and continue to safely and reliably support customers and communities, creating opportunities for employees and delivering value for shareholders.
  There will be no change in customer rates as a result of the merger, and American Water and Essential Utilities will be better able to maintain an average customer water bill that is affordable, supporting the economic prosperity of the more than 2,000 communities in which the combined company will operate.

3.	When is the transaction expected to close?
  We expect the transaction to close by the end of the first quarter of 2027, subject to customary closing conditions, including, among others, approval from each company’s shareholders, clearance under the Hart-Scott-Rodino Act, and regulatory approvals, including approval from the applicable public utility commissions.
  Until then, American Water and Essential Utilities will continue to operate as separate, independent companies and conduct business as usual.
4.	Where can I learn more about the merger?
  For more information about the merger, please visit AmericanWaterEssentialUtilitiesMerger.com.

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For Customers

5.	How does this merger benefit customers and communities?
  Together, the combined company will leverage proven strategies from both companies and have an expanded set of resources to help solve water and wastewater challenges for existing and new customers and communities.
  The combined company will continue to allocate capital to infrastructure renewal, resiliency, water quality, technology and growth projects.
  There will be no change in customer rates as a result of the merger, and the combined company will be better able to maintain an average customer water bill that is affordable, supporting the economic prosperity of the more than 2,000 communities in which it will operate.

6.	What does the merger mean for rates?
  There will be no change in customer rates as a result of the merger, and the combined company will be better able to maintain an average customer water bill that is affordable, supporting the economic prosperity of the more than 2,000 communities in which it will operate.

7.	Will the merger change billing options? Will there be any changes to customer contracts or metered billing?
  We expect the merger to be seamless for our customers and communities.
  Customers can continue to pay their bill and manage their account online or via any existing customer service channel in place today.
  We are operating as usual through close.
  As we work to integrate the two companies, customers will benefit from the combined best practices, knowledge, and skills of both utilities.
  Any customer contracts will remain in place per the terms of the contract.

8.	Will the merger impact customer service? What does this mean for teams serving my business? How do I reach customer service going forward?
  We are operating as usual as we progress to close.
  Customers can continue to use all existing Essential customer service channels to receive assistance.
  Following the close of the merger, customers will continue to be supported locally by existing teams.
  As we work to integrate the two companies, customers will benefit from the combined best practices, knowledge, and skills of both utilities.

9.	Will the combined company continue to invest in my local area?
  We will remain an active member of the communities we serve, with a dedicated workforce providing superior customer service.
  There will be no change in customer rates as a result of the merger, and as a combined company, we will be better able to maintain an average customer water bill that is affordable, supporting the economic prosperity of the more than 2,000 communities in which we will operate.

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10.	Will Essential Utilities maintain its support of [INSERT community program] after the merger is completed?
•	The merger has not closed, so it is premature to discuss any one program.
•	What I would emphasize is that both companies have long-standing reputations as excellent corporate citizens.
•	We’re a proud supporter of [program name], and the combined company will maintain support for civic and philanthropic organizations across its combined service area.

For Suppliers / Business Partners

11.	How does this merger affect suppliers / business partners / contracts?
•	There are many months before the merger is complete, which is expected to occur by the end of the first quarter of 2027, subject to customary closing conditions and approvals.
•	Until then, American Water and Essential Utilities will remain two separate companies and we are operating as usual.
•	Company contacts remain the same, and all current arrangements continue as normal.
•	We will keep suppliers, business partners, and contractors updated as we work to integrate the companies post close.

12.	How will this transaction benefit suppliers / business partners / contractors?
  Until the transaction closes, which is expected by the end of the first quarter of 2027, American Water and Essential Utilities will continue to operate as separate, independent companies and conduct business as usual.
  Company contacts remain the same, and all current arrangements continue as normal.
  We will keep you updated as we work to integrate the companies post close.

13.	Will my company contacts change?
  Company contacts remain the same, and all current arrangements continue as normal.

For Regulators / Elected Officials / Community Leaders

14.	What does the transaction mean for the community here in [INSERT]?
  The combined company will remain an active member in the communities it serves, supporting customers and stakeholders with a dedicated workforce and passionate employee base.
  Both American Water and Essential Utilities have a strong history of charitable giving, which will remain central to the combined organization.
  There will be no change in customer rates as a result of the merger, and as a combined company, we will continue to work to maintain an average customer water bill that is affordable, supporting the economic prosperity of our communities.

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15.	What are your plans to work with state regulators and officials throughout this process?
  Management will continue to work closely with the EPA and federal, state and local officials to deliver the quality of water that customers have come to expect from American Water and Essential Utilities, while also adhering to safety and sustainability best practices.
  We are committed to working with regulators and officials in providing the information they need to understand the benefits of the transaction.

16.	What does this mean for your presence in [INSERT]?
  Until the transaction closes which is expected by the end of the first quarter of 2027, American Water and Essential Utilities will continue to operate as separate, independent companies.
  We will continue to work closely with the regulators and community leaders in the states where both companies operate to ensure a smooth approval process.
  We will take a collaborative, methodical approach to determine how we best leverage scale and size in these joint states to bring the most value to customers, communities served and our employees.

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SUPPLIER/BUSINESS PARTNER/CONTRACTOR LETTER

To: American Water & Essential Utilities Suppliers / Business Partners / Contractors

From: [NAME]

Subject: American Water and Essential Utilities Announce Merger

[INSERT CUSTOMARY GREETING],

This morning, we announced that American Water and Essential Utilities have agreed to merge. As a leading regulated U.S. water and wastewater utility, we will serve approximately 4.7 million connections across 17 states and on 18 military installations.

Every day, our companies work hard to deliver clean, safe, reliable and affordable services to our customers, because they expect and deserve nothing less. We recognize the level of trust they place in us and we’re proud to serve their needs. Our vendors have played an important part in our ability to serve our customers, and with the combination we expect to enhance many of these partnerships.

Today’s announcement is just the first step toward bringing our companies together. The combination is expected to be completed by the end of the first quarter of 2027, subject to customary closing conditions and approvals.

Until the closing, American Water and Essential will remain separate, independent companies, and it is business as usual. There are no changes to how we work with you. Your company contacts remain the same and all current arrangements continue as normal.

We value our relationship and thank you for your continued support.

Sincerely,

[NAME[S]]

[TITLE[S]]

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Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should” and “could,” or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceedings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing costs associated with the proposed merger or otherwise, as well as inflation and interest rates; each party’s ability to finance current and projected operations, capital expenditure needs and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the proposed merger on the future settlement or settlements of a party’s forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the proposed merger; the ability to complete, and the timing and efficacy of, the design, development, implementation and improvement of technology and other strategic initiatives; each party’s ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows and liquidity.

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These forward-looking statements are predictions based on currently available information, the parties’ current respective expectations and assumptions regarding future events that American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential Utilities”) believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance or achievements, and readers are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential Utilities or any other person that the expectation, plan or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties and other factors. Actual results may differ materially from those discussed in the forward-looking statements included in this communication as a result of the factors discussed in American Water’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2025 (available at: ir.amwater.com), Essential Utilities’ Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 27, 2025 (available at: essential.co), and each party’s other filings with the SEC, and additional risks and uncertainties, including with respect to (1) the parties’ ability to consummate the proposed merger pursuant to the terms of the definitive merger agreement or at all; (2) the ability to timely or at all obtain the requisite shareholder approvals with respect to each party; (3) each party’s requirement to obtain required governmental and regulatory approvals required for the proposed merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the proposed merger); (4) an event, change or other circumstance that could give rise to the termination of the merger agreement; (5) the failure to satisfy or waive a condition to closing of the proposed merger on a timely basis or at all; (6) a delay in the timing to consummate the proposed merger; (7) the failure to integrate the parties’ businesses successfully; (8) the failure to fully realize cost savings and any other synergies from the proposed merger or that such benefits may take longer to realize than expected; (9) negative or adverse impacts of the announcement of the proposed merger on the market price of American Water’s or Essential Utilities’ common stock; (10) the risk of litigation related to the proposed merger; (11) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders; (12) the diversion of each party’s management’s time and attention from operations of such party; (13) the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries; (14) the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operation and maintenance costs; (15) changes in environmental laws and regulations regarding each party’s respective operations that may adversely impact such party’s businesses or increase the cost of operations; (16) changes in each party’s key management and personnel; (17) changes in tax laws that could adversely affect beneficial tax treatment of the proposed merger; (18) regulatory, legislative, local or municipal actions affecting the water and wastewater industries, which could adversely affect the parties’ respective utility subsidiaries; and (19) other economic, business and other factors, including inflation and interest rate fluctuations. The foregoing factors should not be construed as exhaustive.

These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above and the risk factors included in American Water’s and Essential Utilities’ respective annual and quarterly reports as filed with the SEC, and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date this communication is first used or given. Neither American Water nor Essential Utilities has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential Utilities to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water’s or Essential Utilities’ businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

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Important Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, American Water will file a registration statement on Form S-4, which will include a document that serves as a prospectus of American Water with respect to the shares of American Water’s common stock to be issued in the proposed merger and a joint proxy statement of American Water and Essential Utilities for their respective shareholders (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that American Water or Essential Utilities may file with the SEC or mail to their respective shareholders in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EACH PARTY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to American Water’s and Essential Utilities’ shareholders. Investors and security holders will be able to obtain the registration statement, the joint proxy statement/prospectus and the other documents filed regarding the proposed merger free of charge from the SEC’s website or from American Water or Essential Utilities. The documents filed by American Water with the SEC may be obtained free of charge at American Water’s investor relations website at ir.amwater.com or at the SEC’s website at www.sec.gov. The documents filed by Essential Utilities with the SEC may be obtained free of charge at Essential Utilities website at essential.co or at the SEC’s website at www.sec.gov. The information included on, or accessible through, American Water’s or Essential Utilities’ respective websites is not incorporated by reference into, and does not form a part of, this communication.

Participants in the Solicitation

American Water, Essential Utilities and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from American Water’s and Essential Utilities’ respective shareholders in connection with the proposed merger. Information about the directors and executive officers of American Water, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in American Water’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Director Compensation,” “Equity Compensation Plan Information,” and “Certain Beneficial Ownership Matters.” To the extent holdings of American Water’s common stock by the directors and executive officers of American Water have changed or do change from the amounts of American Water’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Essential Utilities, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Essential Utilities’ definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Essential Utilities’ common stock by the directors and executive officers of Essential Utilities have changed or do change from the amounts of Essential Utilities’ common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Additionally, information regarding the respective directors and executive officers of American Water and Essential Utilities and other participants in each respective proxy solicitation and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from American Water and Essential Utilities as indicated above.

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No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote for approval, nor shall there be any offer or sale of securities or solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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